Exhibit 99.1

I-Mab Announces Financial Results for the Full Year Ended December 31, 2019, and Provides Corporate Update

Successfully completed initial public offering raising approximately $114.5 million in gross proceeds

Continued execution across broad pipeline portfolio; multiple clinical data readouts expected in 2020

Company to host conference call and webcast, March 31 at 8:00 a.m. EDT

SHANGHAI, China and ROCKVILLE, MD., — March 31, 2020 — (GLOBE NEWSWIRE) — I-Mab (the “Company”) (Nasdaq: IMAB), a clinical stage biopharmaceutical company committed to the discovery, development and commercialization of novel or highly differentiated biologics to treat diseases with significant unmet medical needs, particularly cancers and autoimmune disorders, today announced financial results for the full year ended December 31, 2019 and provided an overview of recent highlights and upcoming milestones.

“2019 was a highly-productive year for I-Mab, which culminated in the successful completion of our initial public offering in the beginning of 2020,” said Dr. Jingwu Zang, founder, Honorary Chairman and Director of I-Mab. “This achievement signals a critical turning point for our company as we transition from I-Mab 1.0 to I-Mab 2.0. As we look at the remainder of 2020, despite the difficulties associated with COVID-19, we expect to deliver a series of key development milestones, including both clinical and partnership milestones in the U.S. and China. We have made significant progress on key value drivers of our pipeline advancing TJC4 and TJD5 from our global portfolio, as well as TJ202 and TJ101 from our China portfolio, along with other clinical and pre-clinical programs. In particular, we believe TJC4 holds great promise as a differentiated CD47 antibody offering potential safety advantages. We are in a strong financial position to deliver on our key milestones. The goal of I-Mab 2.0 is to move toward becoming a leading, fully integrated, global biopharmaceutical company. 2020 will be an important year for this goal.”

Dr. Joan Huaqiong Shen, Chief Executive Officer and Director of I-Mab commented, “At I-Mab, we remain fully committed to science and innovation to deliver a global impact on human health. To that end, and in light of the current COVID-19 pandemic, we have recently announced our planned development in the U.S. of TJM2, our proprietary GM-CSF antibody, to treat cytokine release syndrome (CRS) associated with severe and critical illness caused by COVID-19 infection. In addition, we plan to expand trials on COVID-19 in other hardest-hit countries. We remain on track to delivering multiple clinical data readouts in 2020. These include initial data from TJC4, our differentiated CD47 antibody, as well as from TJD5, our differentiated CD73 antibody. In parallel with our clinical progress in the U.S., we continue to leverage our clinical development capabilities and expertise domestically to diligently execute on our Fast-to-Market China strategy. Specifically, TJ202, our in-licensed CD38 antibody, continues to advance in two parallel registrational studies in China for treatment of multiple myeloma. Additionally, TJ101, our licensed long-acting growth hormone for pediatric growth hormone deficiency is on track for IND submission followed by the planned initiation of a Phase 3 registrational trial in China by the end of 2020 or early 2021. We also look forward to releasing Phase 2 clinical data from TJ301 in patients with ulcerative colitis by the end of 2020.”

Recent Highlights and Upcoming Milestones

Internally Discovered Global Pipeline

•	TJC4 (differentiated anti-CD47):
o

Clinical development in the U.S.: (1) TJC4 is currently being evaluated in a Phase 1, dose-escalation clinical trial in patients with advanced cancers in the U.S. The complete data of the dose escalation portion are expected in the third quarter of 2020. (2) The on-going U.S. study is expected to expand into a combination trial with PD-1 inhibitor pembrolizumab (KEYTRUDA®) in cancer patients with several types of solid tumors through a collaboration with Merck Sharp & Dohme Corp (MSD) and Rituximab (RITUXAN®) in patients with Non-Hodgkin’s lymphoma (NHL) through a collaboration with Roche.

o

Clinical development in China: I-Mab has obtained IND approval to start clinical development of TJC4 in China in patients with hematologic malignancies such as acute myeloid leukemia (AML) and myelodysplastic syndrome (MDS).

•	TJD5 (differentiated anti-CD73):
o

Clinical development in the U.S.: TJD5 is currently being evaluated in a Phase 1, dose-escalation clinical trial in patients with advanced solid tumors in the U.S. through I-Mab’s partner Tracon Pharmaceuticals. Initial data are expected to be available in the third quarter of 2020.

o

Clinical development in China: I-Mab received NMPA IND approval in 2019 and currently initiated a Phase 1 clinical trial to evaluate the safety, tolerability, PK/PD, and potential efficacy primarily in patients with solid tumors, including lung cancer.

•	TJM2 (anti-GM-CSF):
o	In March 2020, I-Mab announced plans to develop TJM2 to treat cytokine release syndrome (CRS) associated with severe and critical illness caused by coronavirus disease (COVID-19).
o	I-Mab aims to evaluate the safety and efficacy of TJM2 initially in the U.S. with plans to expand into other countries hardest hit by the global COVID-19 pandemic.
o

I-Mab received IND clearance of TJM2 from China’s National Medical Products Administration (NMPA) for a multiple-dose Phase 1b study in patients with rheumatoid arthritis (RA). Initiation of the Phase 1b study in RA is expected in the second quarter of 2020. I-Mab is in the process of exploring additional indications for TJM2, such as reducing or preventing CRS and neurotoxicity associated with CAR-T therapy, as well as potential rare disease indications.

•	Two novel monoclonal antibodies expected to begin clinical development in the U.S.:
o

TJ210 is a novel monoclonal antibody directed at C5aR for cancers through a partnership with MorphoSys. TJX7 is an internally discovered monoclonal antibody targeting CXCL13 with first-in-class potential for the treatment of autoimmune diseases. I-Mab expects to submit INDs to the U.S. FDA as early as the third quarter of 2020 and subsequently initiate clinical development in the U.S.

o	I-Mab also plans to initiate development of TJ210 and TJX7 in China.

“Fast to Market” China Portfolio

•	TJ202 (anti-CD38) for multiple myeloma (MM):
o

I-Mab is conducting two parallel registrational trials with TJ202 as a third-line monotherapy and as a second line combination therapy with lenalidomide, both in patients with multiple myeloma in Taiwan and Mainland China. The trials are ongoing, and 32 patients have been enrolled so far. The Company expects to complete its BLA submission around mid-2021.

•	Eftansomatropin TJ101 (long-acting growth hormone) for pediatric growth hormone deficiency (PGHD):
o	I-Mab is in the process of preparing to submit an IND application around mid-2020 for a registrational Phase 3 study in China to assess the efficacy, safety and pharmacokinetics of TJ101 in PGHD.

•	Olamkicept TJ301 (differentiated interleukin-6 inhibitor) for ulcerative colitis (UC) and other autoimmune diseases:
o

I-Mab continues to enroll patients in a Phase 2 clinical trial to assess the pharmacokinetics, safety and efficacy of TJ301 in patients with active UC. Topline data is expected to be released by the end of 2020.

Corporate

•

In January 2020, I-Mab completed its initial public offering in January 2020 resulting in gross proceeds of approximately $114.5 million, including the partial exercise of the underwriter’s over-allotment option.

•

In March 2020, I-Mab signed a strategic partnership with Kalbe Genexine Biologics for first right of negotiation for an exclusive license to potentially commercialize our CD73 antibody, in ASEAN, MENA and Sri Lanka. The deal package is valued up to approximately $340 million.

•	I-Mab announced in March 2020 the appointment of two key senior corporate positions:
o	Dr. Fernando Salles as Senior Vice President and Head of U.S. and Europe Business Development; and
o	Ms. Gigi Feng as Vice President and Head of Corporate Communications.

•	I-Mab is moving forward with its plan to build a comprehensive biologics manufacturing facility in China.

COVID-19 Update

I-Mab continues to assess potential impact of COVID-19 on its business. Currently, I-Mab expects the COVID-19 worldwide health crisis to have immaterial impact on its business as its operations in China are in conjunction with hospitals located in regions that were relatively less affected by COVID-19. However, as research hospitals and government agencies focus clinical resources on the pandemic, I-Mab believes there could be some delays in regulatory interactions and inspections, and patient recruitment and participation, particularly in the first quarter of 2020. Similarly, the worsening situation of COVID-19 in the U.S. may cause some delays in the on-going clinical trials in the U.S. On the other hand, I-Mab clinical trials in both the U.S. and China involve many clinical sites and hospitals located in many different regions. While the full scope and duration of the crisis is far from clear at this time, I-Mab is actively and diligently working to minimize delays and disruptions to its clinical trials. At the present time, the COVID-19 situation has improved in China, and I-Mab will continue to execute on its regulatory and clinical development goals in China and the U.S.

Full Year 2019 Financial Results

Cash Position

As of December 31, 2019, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB1.2 billion (US$176.0 million), compared with RMB1.7 billion as of December 31, 2018. In addition, I-Mab successfully completed its initial public offering (IPO) of American depositary shares in January 2020, resulting in gross proceeds of approximately $114.5 million, including the partial exercise of the underwriter’s over-allotment option.

Net Revenues

Total net revenues for the full year of 2019, which were generated from licensing and collaboration, were RMB30.0 million (US$4.3 million), compared with RMB53.8 million for the full year of 2018. Net revenues for the period were contributed by upfront and milestone payments from CSPC.

Research & Development Expenses

Research and development expenses for the full year of 2019 were RMB840.4 million (US$120.7 million), compared with RMB426.0 million for the full year of 2018. The increase was primarily due to increases in CRO service fees to advance the Company’s pipelines, additional patent right fees including an upfront payment of US$15.0 million to MacroGenics, and higher employee salary and benefits expenses due to increased research and development headcount.

Administrative Expenses

Administrative expenses for the full year of 2019 were RMB654.6 million (US$94.0 million), compared with RMB66.4 million for the full year of 2018. The increase was primarily due to additional share-based compensation expenses of RMB514.7 million (US$73.9 million) to the senior management, additional salary and benefits expenses resulting from increased headcount, and increased professional fees primarily in relation to the preparation of I-Mab’s IPO and to support the expansion of I-Mab’s business operations.

Net Loss

Net loss for the full year of 2019 was RMB1,452.0 million (US$208.6 million), compared with RMB402.8 million for the full year of 2018. Net loss per share attributable to ordinary shareholders for 2019 was RMB201.2 (US$28.9), compared with RMB61.7 for 2018.

Non-GAAP Net Loss

Non-GAAP adjusted net loss, which excludes share-based compensation expenses, for the full year of 2019 was RMB936.7 million (US$134.6 million), compared with RMB399.3 million for the full year of 2018. Non-GAAP adjusted net loss per share attributable to ordinary shareholders for 2019 was RMB131.4 (US$18.9), compared with RMB61.2 for 2018.

Conference Call and Webcast Information

The Company’s management will host a conference call and webcast today, March 31, 2020 at 8:00 AM U.S. Eastern Daylight Time (8:00 PM Beijing/Hong Kong time).

Dial-in details for the live earnings conference call are as follows:

United States:	+1 866-519-4004
International:	+65 6713-5090
Mainland, China:	400-620-8038
Hong Kong:	800-906-601
Conference ID:	3852648

A telephone replay will be available two hours after the call until April 14, 2020 by dialing:

United States:	+1 855-452-5696
International:	+61 2 8199-0299
Mainland China	400-632-2162
Hong Kong	800-963-117
Replay Passcode:	3852648

Additionally, a live and archived audio webcast of the conference call will be available on the Company’s investor relations website at http://ir.i-mabbiopharma.com/.

About I-Mab

I-Mab (Nasdaq: IMAB) is a dynamic, global biotech company exclusively focused on developing biologics of novel or highly differentiated in the therapeutic areas of immuno-oncology and autoimmune diseases. Company’s mission is to bring transformational medicines to patients through innovation. I-Mab’s innovative pipeline of more than 10 clinical and pre-clinical stage drug candidates is driven by the Company’s Fast-to-PoC (Proof-of-Concept) and Fast-to-Market development strategies through internal R&D and global partnerships. The Company is on track to become a fully integrated end-to-end global biopharmaceutical company with cutting-edge discovery platforms, proven preclinical and clinical development expertise, and world-class GMP manufacturing capabilities. I-Mab has offices in China and the United States. For more information, please visit http://ir.i-mabbiopharma.com/.

Use of Non-GAAP Financial Measures

To supplement its consolidated financial statements which are presented in accordance with U.S. GAAP, the Company uses adjusted net loss as a non-GAAP financial measure. Adjusted net loss represents net loss before share-based compensation. The Company’s management believes that adjusted net loss facilitates better understanding of operating results and provide management with a better capability to plan and forecast future periods. For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using adjusted net loss is that adjusted net loss excludes share-based compensation expense that has been and may continue to be incurred in the future.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.9618 to US$1.00, the rate in effect as of December 31, 2019 published by the Federal Reserve Board.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about I-Mab’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in I-Mab’s filings with the SEC. All information provided in this press release is as of the date of this press release, and I-Mab does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

I-Mab

Jielun Zhu, CFO

E-mail: jielun.zhu@i-mabbiopharma.com

Office line: +86 21 6057 8000

Investor Inquiries:

Burns McClellan, Inc. (Americas and Europe)

Steve Klass

E-mail: sklass@burnsmc.com

Office line: +1 212 213 0006

The Piacente Group, Inc. (Asia)

Emilie Wu

E-mail: emilie@thepiacentegroup.com

Office line: + 86 21 6039 8363

Media Inquiries (Americas and Europe):

Burns McClellan, Inc.

Ryo Imai / Robert Flamm, Ph.D.

E-mail: rimai@burnsmc.com / rflamm@burnsmc.com

Office line: +1 212 213 0006

I-MAB

Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2018	2019		2019
	RMB	RMB	US$	RMB	US$
				(Pro forma) (Note 1)	(Pro forma) (Note 1)
Assets
Current assets
Cash and cash equivalents	1,588,278	1,137,473	163,388	1,137,473	163,388
Restricted cash	92,653	55,810	8,017	55,810	8,017
Contract assets	11,000	—	—	—	—
Short-term investments	—	32,000	4,597	32,000	4,597
Prepayments and other receivables	88,972	136,036	19,540	136,036	19,540
Other financial assets	255,958	—	—	—	—

Total current assets	2,036,861	1,361,319	195,542	1,361,319	195,542
Property, equipment and software	27,659	30,069	4,319	30,069	4,319
Operating lease right-of-use assets (Note 2)	—	16,435	2,361	16,435	2,361
Intangible assets	148,844	148,844	21,380	148,844	21,380
Goodwill	162,574	162,574	23,352	162,574	23,352
Other non-current assets	—	18,331	2,633	18,331	2,633

Total assets	2,375,938	1,737,572	249,587	1,737,572	249,587

Liabilities, mezzanine equity and shareholders’ equity (deficit)
Current liabilities
Short-term borrowings	80,000	50,000	7,182	50,000	7,182
Accruals and other payables	67,674	273,553	39,293	273,553	39,293
Advance from customers	14,151	—	—	—	—
Operating lease liabilities, current (Note 2)	—	6,807	978	6,807	978
Research and development funding received	178,715	—	—	—	—
Ordinary shares to be issued to Everest	—	258,119	37,076	—	—
Warrant liabilities	5,618	—	—	—	—

Total current liabilities	346,158	588,479	84,529	330,360	47,453
Convertible promissory notes	67,026	68,199	9,796	68,199	9,796
Operating lease liabilities, non-current (Note 2)	—	7,492	1,076	7,492	1,076
Deferred subsidy income	2,500	3,920	563	3,920	563

Total liabilities	415,684	668,090	95,964	409,971	58,888

Commitments and contingencies
Mezzanine equity
Series A convertible preferred shares (US$0.0001 par value, 30,227,056 shares authorized, issued and outstanding on an actual basis as of December 31, 2018 and 2019, and nil outstanding on a pro forma basis as of December 31, 2019)	687,482	687,482	98,751	—	—
Series B convertible preferred shares (US$0.0001 par value, 30,305,212 shares authorized, issued and outstanding on an actual basis as of December 31, 2018 and 2019, and nil outstanding on a pro forma basis as of December 31, 2019)	921,243	921,243	132,328	—	—
Series C convertible preferred shares (US$0.0001 par value, 31,046,360 shares authorized, issued and outstanding on an actual basis as of December 31, 2018 and 2019, and nil outstanding on a pro forma basis as of December 31, 2019)	1,306,633	1,306,633	187,686	—	—
Series C-1 convertible preferred shares (US$0.0001 par value, nil and 3,587,143 shares authorized, issued and outstanding on an actual basis as of December 31, 2018 and 2019, respectively, and nil outstanding on a pro forma basis as of December 31, 2019)	—	188,819	27,122	—	—

Total mezzanine equity	2,915,358	3,104,177	445,887	—	—

I-MAB

Consolidated Balance Sheets (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2018	2019		2019
	RMB	RMB	US$	RMB	US$
				(Pro forma) (Note 1)	(Pro forma) (Note 1)
Shareholders’ equity (deficit)
Ordinary shares (US$0.0001 par value, 500,000,000 shares authorized as of December 31, 2018 and 2019, 800,000,000 shares authorized on a pro forma basis as of December 31, 2019; 8,363,719 shares issued and outstanding as of December 31, 2018 and 2019, 114,202,419 shares issued and outstanding on a pro forma basis as of December 31, 2019)	6	6	1	80	11
Treasury stock	(1)	—	—	—	—
Additional paid-in capital	—	389,379	55,931	3,751,601	538,884
Accumulated other comprehensive income	59,380	70,127	10,074	70,127	10,074
Accumulated deficit	(1,014,489)	(2,494,207)	(358,270)	(2,494,207)	(358,270)

Total shareholders’ equity (deficit)	(955,104)	(2,034,695)	(292,264)	1,327,601	190,699

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	2,375,938	1,737,572	249,587	1,737,572	249,587

Note:

(1) The unaudited pro forma balance sheet information as of December 31, 2019 assumes 1) the automatic conversion of all of the outstanding convertible preferred shares into ordinary shares at a conversion ratio of 1:1 (except for 1-to-1.08 for Series B-2 convertible preferred shares, 1-to-1.11 for Series C convertible preferred shares and 1-to-1.18 for Series C-1 convertible preferred shares), as if the conversion had occurred as of December 31, 2019, 2) the issuance of 6,078,571 ordinary shares to Everest Medicines Limited (“Everest”), as if the conversion had occurred as of December 31, 2019, and 3) the Company’s authorized share capital had been changed into US$80,000 divided into 800,000,000 ordinary shares of a par value of US$0.0001 each as of December 31, 2019.

(2) The Company has adopted ASU No. 2016-02, “Leases,” beginning January 1, 2019. Under the new provisions, the Company has recognized right-of-use assets and lease liabilities for all operating leases related to office buildings with terms more than 12 months.

I-MAB

Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2018	2019
	RMB	RMB	US$
Revenues
Licensing and collaboration revenue	53,781	30,000	4,309
Expenses
Research and development expenses (Note 1)	(426,028)	(840,415)	(120,718)
Administrative expenses (Note 2)	(66,391)	(654,553)	(94,021)

Loss from operations	(438,638)	(1,464,968)	(210,430)
Interest income	4,597	30,570	4,391
Interest expense	(11,695)	(2,991)	(430)
Other expenses, net	(16,780)	(20,205)	(2,902)
Fair value change of warrants	61,405	5,644	811

Loss before income tax expense	(401,111)	(1,451,950)	(208,560)
Income tax expense	(1,722)	—	—

Net loss attributable to I-MAB	(402,833)	(1,451,950)	(208,560)
Deemed dividend to Series C-1 preferred shareholders at extinguishment of Series C-1 Preferred Shares	—	(5,283)	(759)
Deemed dividend to Series B and C preferred shareholders at modification of Series B and C Preferred Shares	—	(27,768)	(3,989)

Net loss attributable to ordinary shareholders	(402,833)	(1,485,001)	(213,308)

Net loss attributable to I-MAB	(402,833)	(1,451,950)	(208,560)
Foreign currency translation adjustments, net of nil tax	53,689	10,747	1,544

Total comprehensive loss attributable to I-MAB	(349,144)	(1,441,203)	(207,016)

Net loss attributable to ordinary shareholders	(402,833)	(1,485,001)	(213,308)
Weighted-average number of ordinary shares used in calculating net loss per share—basic and diluted	6,529,092	7,381,230	7,381,230
Net loss per share attributable to ordinary shareholders
—Basic	(61.70)	(201.19)	(28.90)
—Diluted	(61.70)	(201.19)	(28.90)

Note:

(1) Includes share-based compensation expense of RMB1,056 thousand and RMB470 thousand (US$68 thousand) for the year ended December 31, 2018 and 2019, respectively.

(2) Includes share-based compensation expense of RMB2,464 thousand and RMB514,733 thousand (US$73,936 thousand) for the year ended December 31, 2018 and 2019, respectively.

I-MAB

Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Year Ended December 31,
	2018	2019
	RMB	RMB	US$
GAAP net loss attributable to I-MAB	(402,833)	(1,451,950)	(208,560)
Add back:
Share-based compensation expense	3,520	515,203	74,004

Non-GAAP adjusted net loss attributable to I-MAB	(399,313)	(936,747)	(134,556)

Non-GAAP adjusted net loss attributable to ordinary shareholders	(399,313)	(969,798)	(139,304)
Weighted-average number of ordinary shares used in calculating net loss per share—basic and diluted	6,529,092	7,381,230	7,381,230
Non-GAAP adjusted net loss per share attributable to ordinary shareholders
—Basic	(61.16)	(131.39)	(18.87)
—Diluted	(61.16)	(131.39)	(18.87)